Exhibit 101


                              [ITT Letterhead]



                                   DATE:        September 25, 1997
                                   CONTACT:     Jim Gallagher
                                   TELEPHONE:   212-258-1261


                           FOR IMMEDIATE RELEASE

                       ITT EXTENDS DEBT TENDER OFFER



NEW YORK, NY, September 25, 1997 - ITT announced today that it has extended the expiration date of its offer to purchase any and all of the following ITT Corporation debt securities; (i) $700MM 6.25% Notes due November 15, 2000; (ii) $250MM 6.75% Notes due November 15, 2003; (iii) $450MM 6.75%
Notes due November 15, 2005; (iv) $450MM 7.375% Notes due November 15, 2015; and (v) $150MM 7.75% Notes due November 15, 2025. The offer is now scheduled to expire at 5:00 p.m., New York City time, on Thursday, October 2, 1997, unless extended. As of the close of business yesterday, (i) approximately $256MM principal amount of the 6.25% Notes due November 15, 2000; (ii) approximately $128MM principal amount of the 6.75% Notes due November 15, 2003; (iii) approximately $231MM principal amount of the 6.75% Notes due November 15, 2005; (iv) approximately $200MM principal amount of the 7.375% Notes due November 15, 2015; and (v) approximately $40MM principal amount of the 7.75% Notes due November 15, 2025 have been tendered in the offer. The terms and conditions of the offer are set forth in ITT's Offer to Purchase dated August 11, 1997 and the related Letter of Transmittal. Goldman, Sachs & Co., are acting as Dealer Managers for the offer and Georgeson & Company, Inc. is acting as Information Agent.

                                    ITT